Exhibit 99.7

PROTOCOL AND JUSTIFICATION OF THE PARTIAL SPLIT-OFF OF PERDIGÃO AGROINDUSTRIAL S.A. AND THE SUBSEQUENT INCORPORATION OF PERDIGÃO AGROINDUSTRIAL MATO GROSSO LTDA., BATÁVIA S.A. INDÚSTRIA DE ALIMENTOS AND MAROCA & RUSSO INDÚSTRIA E COMERCIAL LTDA. BY PERDIGÃO S.A.

BETWEEN

PERDIGÃO S.A.

PERDIGÃO AGROINDUSTRIAL S.A.

PERDIGÃO AGROINDUSTRIAL MATO GROSSO LTDA.

BATÁVIA S.A. INDÚSTRIA DE ALIMENTOS

AND

MAROCA & RUSSO INDÚSTRIA E COMÉRCIO LTDA.

NOVEMBER 27 2008

PROTOCOL AND JUSTIFICATION OF THE PARTIAL SPLIT-OFF OF PERDIGÃO AGROINDUSTRIAL S.A. AND THE SUBSEQUENT INCORPORATION OF PERDIGÃO AGROINDUSTRIAL MATO GROSSO LTDA., BATÁVIA S.A. INDÚSTRIA DE ALIMENTOS AND MAROCA & RUSSO INDÚSTRIA E COMERCIAL LTDA. BY PERDIGÃO S.A.

By this Protocol and Justification of the Partial Split-off of Perdigão Agroindustrial and the subsequent incorporation of Perdigão Agroindustrial Mato Grosso Ltda., of Batávia S.A. Indústria de Alimentos and of Maroca & Russo Indústria e Comércio Ltda. by Perdigão S.A., celebrated on November 27 2008 (“Protocol and Justification”), the Parties:

a.                                       PERDIGÃO S.A., a publicly listed company, with its head office at Av. Escola Politécnica, 760,  city of São Paulo, State of São Paulo, enrolled in the Finance Ministry’s Company Tax Register (CNPJ/MF) with the number 01.838.723/0001-27 (“PERDIGÃO”), represented in this act in accordance with its bylaws, as the “Incorporating Party”;

b.              PERDIGÃO AGROINDUSTRIAL S.A., a company with its head office at Av. Escola Politécnica, 760, city of São Paulo, state of São Paulo, enrolled in the Finance Ministry’s Company Tax Register (CNPJ/MF) with the number   86.547.619/0001-36 (“AGROINDUSTRIAL”), represented in this act in accordance with its bylaws;

C.             PERDIGÃO AGROINDUSTRIAL MATO GROSSO LTDA., a limited liability partnership with its head office at Highway BR 163, Km 587, Agroindustrial Sector, in the city of Nova Mutum, state of Mato Grosso, enrolled in the Finance Ministry’s Company Tax Register (CNPJ/MF) with the number  02.521.635/0001-60 (“MATO GROSSO”), represented in this act in accordance with its bylaws;

d.              BATÁVIA S.A. INDÚSTRIA DE ALIMENTOS, a company with its head office at Av. dos Pioneiros, 2868, city of Carambeí, state of Paraná, enrolled in the Finance Ministry’s Company Tax Register (CNPJ/MF) with the number  02.332.390/0001-22 (“BATÁVIA”), represented in this act according to its bylaws;

e.               MAROCA & RUSSO INDÚSTRIA E COMÉRCIO LTDA., a limited liability partnership with its head office at Highway BR 262, KM 316, city of Rio Casca, state of Minas Gerais, enrolled in the Finance Ministry’s Company Tax Register (CNPJ/MF) with the number 24.161.853/0001-73 (“MAROCA”), MATO GROSSO, BATÁVIA and MAROCA being hereafter referred to collectively as the “Incorporated Parties”;

CONSIDERING THAT PERDIGÃO is a publicly listed company with fully subscribed and paid-in capital of R$3.445.042.795,00 (three billion, four hundred and forty five million, forty two thousand, seven hundred and ninety five reais), represented, as of this date, by

206.958.103 (two hundred and six million, nine hundred and fifty eight thousand, one hundred and three) common, registered, book entry shares with no par value;

CONSIDERING THAT AGROINDUSTRIAL is a privately held unlisted company with fully subscribed and paid-in capital of R$1.929.769.486,81  (one billion, nine hundred and twenty nine million, seven hundred and sixty nine thousand, four hundred and eighty six reais and eighty one cents). represented, as of this date, by 91.433.833 (ninety one million, four hundred and thirty three thousand, eight hundred and thirty three) common, registered, book entry shares with no par value;

CONSIDERING THAT MATO GROSSO is a limited liability company, with fully subscribed and paid-in capital of R$169.251.133,97 (one hundred and sixty nine million, two hundred and fifty one thousand, one hundred and thirty three reais and ninety seven cents), represented, as of this date, by 169,251,135 (one hundred and sixty nine million, two hundred and fifty one thousand, one hundred and thirty five) quotas, each with a par value of R$1.00;

CONSIDERING THAT BATÁVIA is a privately held unlisted company, with fully subscribed and paid-in capital of R$60.522.732,63  (sixty million, five hundred and twenty two thousand, seven hundred and thirty two reais and sixty three cents), represented, as of this date, by 149.200.000 (one hundred and forty nine million, two hundred thousand) common, registered shares, with no par value;

CONSIDERING THAT MAROCA is a limited liability company, with fully subscribed and paid-in capital of  R$8.620.000,00 (eight million, six hundred and twenty thousand reais), represented, as of this date, by 8,620,000 (eight million, six hundred and twenty thousand) quotas, each with a par value of R$1.00.

CONSIDERING THAT, as of this date, MATO GROSSO, BATÁVIA and MAROCA are wholly-owned subsidiaries of AGROINDUSTRIAL;

CONSIDERING THAT, by means of this Protocol and Justification, the managements of PERDIGÃO, AGROINDUSTRIAL, MATO GROSSO, BATÁVIA and MAROCA intend to establish the terms and conditions of a proposal for the partial split-off of AGROINDUSTRIAL (“Partial Split-off”), with the incorporation of the split-off portions by PERDIGÃO, and the subsequent incorporation of MATO GROSSO, BATÁVIA and MAROCA by PERDIGÃO (“Incorporations”), the proposal being part of a process of corporate reorganization, the purpose of which is to simplify the corporate structure of PERDIGÃO,

The managements of PERDIGÃO, AGROINDUSTRIAL, MATO GROSSO, BATÁVIA and  MAROCA , hereby resolve, in accordance with articles 224, 225, 227 and 229 of Law n.o 6404 of December 15 1976 and amendments (“Brazilian Corporate Law”), to sign this Protocol and Justification, as per the following terms and conditions.

FIRST CLAUSE

JUSTIFICATION AND OBJECTIVES OF THE PARTIAL SPLIT-OFF AND THE INCORPORATIONS

1.1.                              Justification. The Partial Split-off and the Incorporations are part of the second phase of the corporate and business restructuring involving the Company and certain of its directly and indirectly-owned subsidiaries, which will provide Perdigão with synergy gains and will result in a simpler corporate structure and synergy gains for its business activities, reduction of operating costs and expenses and taxes and a rationalization of its internal processes and procedures:

a.               PERDIGÃO owns 100% of the shares representing the total equity of AGROINDUSTRIAL, which, in turn, owns 100% of the quotas representing the total equity of MATO GROSSO and MAROCA and 100% of the shares issued by BATÁVIA; and

b.              the Partial Split-off and the Incorporations will offer Perdigão synergy gains and a simplification of its present corporate structure through the consolidation of the activities of PERDIGÃO, MATO GROSSO, BATÁVIA and MAROCA with those of the first of these, with the consequent reduction in financial and operating costs and the rationalization of  PERDIGÃO ‘s activities.

1.2.                              Objectives. The purpose of this Protocol and Justification is to define the Partial Split-off, as described in Clause Three below, whereby AGROINDUSTRIAL will contribute that part of its net assets consisting of the totality of its participation in the capital of MATO GROSSO, BATÁVIA and MAROCA to PERDIGÃO, as well as to define the incorporation of MATO GROSSO,  BATÁVIA and MAROCA by PERDIGÃO.

SECOND CLAUSE

CORPORATE DOCUMENTATION

2.1.                              Approvals needed. The proposals for the Partial Split-off and the Incorporations have been recommended by the managements of PERDIGÃO, AGROINDUSTRIAL,  MATO GROSSO,  BATÁVIA and MAROCA. The Partial Split-off and the Incorporations need to be approved at meetings of the quota holders of MATO GROSSO and MAROCA and at extraordinary shareholders’ meetings to be held by PERDIGÃO, AGROINDUSTRIAL and BATÁVIA, which should be convened according to the applicable regulations and to each company’s respective bylaws.

2.2.                              Implementation and Costs. It will be the responsibility of the management of  PERDIGÃO to take all the steps required for the implementation of the Partial Split-off and the Incorporations.  The costs of the Partial Split-off and the Incorporations will be entirely for the account of PERDIGÃO.

THIRD CLAUSE

PARTIAL SPLIT-OFF AND INCORPORATIONS

3.1.                              Assets and Liabilities which will constitute the Split-off Portion and the Incorporation. As a result of the Partial Split-off, that portion of the net assets of AGROINDUSTRIAL corresponding to the participation held in the capital of MATO GROSSO, BATÁVIA and MAROCA, as well as any premium corresponding to the acquisition of such participations (“Assets of AGROINDUSTRIAL”), as well as the liabilities identified in Attachment 1 to this Protocol and Justification (“Liabilities of  AGROINDUSTRIAL” and, in conjunction with the Assets of AGROINDUSTRIAL, “Split-off Portion”) will be contributed to PERDIGÃO and, immediately thereafter, MATO GROSSO, BATÁVIA and MAROCA will be incorporated by  PERDIGÃO.

FOURTH CLAUSE

CRITERIA FOR VALUATION

4.1.                              Accounting Values and Base Date. The net assets of AGROINDUSTRIAL which constitute the Split-off Portion were attributed a book value, based on the balance sheet dated September 30 2008 and audited by KPMG Auditores Independentes, with head office at Rua Renato Paes de Barros, n.º 33, in the city of São Paulo, state of São Paulo, enrolled in the Finance Ministry’s Company Tax Register (CNPJ/MF) with the n.º 57.755.217/0001-29 and in the Regional Association of Accountants with the n.º 2SP014428/0-6.. The selection and hiring of KPMG Audirores Independentes should be ratified by the shareholders of PERDIGÃO and AGROINDUSTRIAL and the Incorporated Parties in extraordinary shareholders’ meetings or quota holder meetings, as the case may be.  The Base Date for the valuations will be September 30 2008 (“Base Date”).  The valuation reports, contained in Attachments II, III and IV to this Protocol and Justification, valued the net assets of  MATO GROSSO, BATÁVIA and  MAROCA, on the Base Date for the Incorporations, at R$ 349,370,963.08, of which R$177,720,100.96 represent the net assets of MATO GROSSO, R$164,628,350.19 represent the net assets of BATÁVIA and R$7,022,513.00 represent the net assets of MAROCA.

4.2.                              Equity Value and Market Values. Valuations based on the equity value of MATO GROSSO, BATÁVIA and MAROCA at market prices, as provided for in article 264 of Brazilian Corporate Law, are not justifiable, since, the incorporations being those of wholly owned subsidiaries, there is no way to determine an exchange ratio for the purpose of comparison and/or right of withdrawal.

4.3.                              Treatment of Subsequent Changes in Equity Values. As per the terms of article 224, paragraph III, of Brazilian Corporate Law, any changes in equity values between the Base Date and the date of the Incorporations will be registered in the books of MATO GROSSO, BATÁVIA and MAROCA and accounted for at that time in the books of AGROINDUSTRIAL according to the equity accounting method.

FIFTH CLAUSE

SHARES/QUOTAS IN ONE COMPANY HELD BY ANOTHER COMPANY AND TREASURY STOCK

5.1.                              Treatment of Shares/Quotas in one Company Held by Another. Perdigão, as of this date, is the owner of  91.433.833 (ninety one million, four hundred and thirty three thousand, eight hundred and thirty three) common shares of AGROINDUSTRIAL, representing 100% (one hundred per cent) of the shareholders’ equity of AGROINDUSTRIAL, and AGROINDUSTRIAL is the owner, as of this date, of 169.251.135 (one hundred and sixty nine million, two hundred and fifty one thousand, one hundred and thirty five) quotas issued by MATO GROSSO, 149.200.00 (one hundred and forty nine million, two hundred thousand) common shares of BATÁVIA and 8.620.000(eight million, six hundred and twenty thousand) quotas issued by MAROCA, which will be transferred to PERDIGÃO, which, immediately thereafter, will incorporate BATÁVIA,  MATO GROSSO and MAROCA. As a consequence of the Incorporations, the shares of BATÁVIA and the quotas of  MATO GROSSO and  MAROCA will be extinguished, as provided for in article 226, paragraph 1o of Brazilian Corporate Law.

5.2.                              Treatment of Shares/Quotas held in Treasury. No BATÁVIA shares or MATO GROSSO or MAROCA quotas are currently held in Treasury.

SIXTH CLAUSE

EXCHANGE RATIO

6.1.                              Exchange Ratio. No alteration in the net worth of PERDIGÃO will take place and, consequently, no issue of new shares, for which reason it will not be necessary to establish any exchange ratio as the result of the Incorporations.

SEVENTH CLAUSE

RIGHT OF WITHDRAWAL AND THE VALUE OF SHARE REIMBURSEMENT

7.1.                              Shareholders’ Right of Withdrawal and the Value of Share Reimbursement. Since 100% (one hundred per cent) of the quotas of MATO GROSSO and MAROCA and 100% (one hundred per cent) of the shares of BATÁVIA will become the property of PERDIGÃO prior to the Incorporations, there will not be any quotaholders or shareholders, minority or otherwise, of the Incorporated Parties and, consequently, there will not exist any right of withdrawal or reimbursement of shares tendered by dissenting quotaholders or shareholders.

EIGHTH CLAUSE

CHANGES IN SHAREHOLDERS CAPITAL

8.1.                              Shareholders’ Capital of Perdigão. Since 100% (one hundred per cent) of the quotas of MATO GROSSO and MAROCA and 100% (one hundred per cent) of the shares of

BATÁVIA will have become the property of PERDIGÃO prior to the Incorporations, there will not exist any increase in the shareholders’ capital of PERDIGÃO as the result of the Incorporations.

8.2.                              Shareholders’ Capital of AGROINDUSTRIAL. As the result of the Partial Split-off, .the shareholders’ capital of AGROINDUSTRIAL will be reduced by R$195,431,973.47, from R$ 1,929,769,486.81, represented by 84.448.542 common shares.

As a result of the above, article 5 of the bylaws of AGROINDUSTRIAL will be amended to read as follows:

“Article 5º. Subscribed and paid-in capital is R$ 1.734.337.513,34, presented by  78.240.502 common shares. all of which book entry and with no par value”.

NINTH CLAUSE

SHAREHOLDERS’ CAPITAL OF PERDIGÃO FOLLOWING THE INCORPORATIONS

9.1.                              Shareholders’ Capital of PERDIGÃO following the Incorporations. The shareholders’ capital of PERDIGÃO, fully subscribed and paid in, following the Incorporations will remain unchanged at R$3.445.042.795,00 (three billion, four hundred and forty five million, forty two thousand, seven hundred and ninety five reais) represented by  206.958.103 (two hundred and six million, nine hundred and fifty eight, one hundred and three) common, book entry shares with no par value.

TENTH CLAUSE

AMENDMENT OF THE BYLAWS AND NEW BRANCHES

10.1.                        Bylaws. The bylaws of PERDIGÃO will not need to be amended in any way as the result of the Incorporations. PERDIGÃO will continue to be governed by its existing bylaws, with no change to the rights attached to its shares.

10.2.                        New Branches. When the Incorporated Parties are extinguished, their head offices will also cease to exist, and PERDIGÃO will need to open new branches of its own in the same locations as the previous head offices. The branches of the Incorporated Parties will continue to operate as branches of PERDIGÃO.

ELEVENTH CLAUSE

NON-EXISTENCE OF JOINT LIABILITY

11.1.                      Split-off without Joint Liability. In accordance with the provisions of article 223, sole paragraph, of Brazilian Corporate Law, the Partial Split-off will not involve joint liability.  In other words, PERDIGÃO will be liable only for such obligations as are transferred to it as part of the Split-off  Portion.

TWELFTH CLAUSE

AMORTIZATION OF GOODWILL

12.1.                        The acquisition of the equity participations in Perdigão Agroindustrial Mato Grosso Ltda., Batávia S.A. Indústria e de Alimentos and Maroca & Russo Indústria e Comércio Ltda. were made with a Premium representing goodwill, based upon forecasts of future years’ earnings. Following the incorporation of their respective net assets, the remaining goodwill, in the total value of R$ R$ 148,766,546.70  will be amortized by Perdigão, as provided for under existing Brazilian Tax Legilsation, over a period of up to 10 years, and should generate tax credits in the approximate amount of R$ 50,580,625.88 following the incorporation, the total amount of the goodwill will be accouted for in the books of Perdigão as a non-recrurring item, in the other operationg incorme/expenses account, and the amount of the income tax and social contribution credit will be accouted for in the deferred taxes account in the asset side of the Company’s balance sheet.

THIRTEENTH CLAUSE

CADE

13.1.                        Brazilian Anti-trust Commission. Considering that the Incorporations are part of a corporate restructuring that will not result in any change of control, the Incorporations will not be submitted to the Brazilian anti-trust authorities (Conselho Administrativo de Defesa Econômica – CADE, Secretaria de Direito Econômico – SDE and Secretaria de Acompanhamento Econômico – SEAE).

FOURTEENTH CLAUSE

OTHER PROVISIONS

14.1.                        Rights, Voting Rights and Dividends. There will be no change in voting rights, dividends or any other rights of the shareholders of Perdigão from those existing prior to the Incorporations.

14.2.                        Succession. In accordance with the provisions of this Instrument, as the result of the Incorporations Perdigão will be the successor of MATO GROSSO,  BATÁVIA and  MAROCA as regards all their rights and obligations.

14.3.                        Documents at the Disposal of Shareholders. The audited financial statements used as the basis for calculating the net worth of MATO GROSSO,  BATÁVIA and MAROCA as of the Base Date for the Incorporations, as well as all other documentation  required by any applicable legislation or regulation will be placed at the disposal of the shareholders/quotaholders of  PERDIGÃO, AGROINDUSTRIAL, MATO GROSSO, BATÁVIA and MAROCA at the following addresses and websites: (i) at PERDIGÃO, Avenida Escola

Politécnica, 760, city of São Paulo, state of São Paulo, or on the website www.perdigao.com.br/ir, (ii) at the CVM, Rua Cincinato Braga, 340, 2nd. floor, city of São Paulo, state of de São Paulo, at Rua Sete de Setembro, 111, 2nd. floor, “Centro de Consultas”, city of Rio de Janeiro, state of Rio de Janeiro and on the website www.cvm.gov.br, and (iii) at the BOVESPA, Rua XV de Novembro, 275, city of São Paulo, state of São Paulo and on the website www.bovespa.com.br.

14.4.                        Corporate Acts. General shareholders’ meetings will be held at PERDIGÃO,  AGROINDUSTRIAL and BATÁVIA and quotaholders meetings at MATO GROSSO and MAROCA in order to vote on the Partial Split-off and the Incorporations proposed in this Protocol and Justification.

14.5.                        Alterations. This Protocol and Justification can only be altered or amended in writing and with the consent of all the parties hereto.

14.6.                        Survival of Valid Clauses. In the event that any clause, provision, term or condition contained in this Protocol and Justification comes to be judged invalid, all the remaining clauses, provisions, terms and conditions not affected by such invalidation shall remain valid.

14.7.                        Jurisdiction. The District of the Capital of the State of São Paulo is chosen as the jurisdiction in which any questions relating to this Protocol and Justification shall be settled, to the exclusion of any other venue whatsoever.

In witness whereof, the undersigned sign this Protocol and Justification in 05 (five) original copies of identical content and format and effect, together with the witnesses identified below.

São Paulo, November 27 2008.

Signature page 1/1 of the  PROTOCOL AND JUSTIFICATION OF THE PARTIAL  SPLIT-OFF OF  PERDIGÃO AGROINDUSTRIAL S.A. FOLLOWED BY THE INCORPORATION OF PERDIGÃO AGROINDUSTRIAL MATO GROSSO LTDA., BATÁVIA S.A. INDÚSTRIA DE ALIMENTOS AND MAROCA & RUSSO INDÚSTRIA E COMÉRCIO LTDA. BY PERDIGÃO S.A, dated November 27 2008.

PERDIGÃO S.A.

Name:
Position:

PERDIGÃO AGROINDUSTRIAL S.A.

Name:
Position:

PERDIGÃO AGROINDUSTRIAL MATO GROSSO LTDA.

Name:
Position:

BATÁVIA S.A. INDÚSTRIA DE ALIMENTOS

Name:
Position:

MAROCA & RUSSO INDÚSTRIA E COMÉRCIO LTDA.

Name:
Position:

WITNESSES:

Name:	Name:
CPF:	CPF: